Mail Stop 3561

October 25, 2007

By Facsimile and U.S. Mail

Javier Astaburuaga Sanjines
Executive Vice President of Finance
    and Strategic Development
Fomento Económico Mexicano, S.A.B. de C.V.
General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, NL 64410 Mexico

> **Re:** **Fomento Económico Mexicano, S.A.B. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 28, 2007**
> **File No. 333-08752**

Dear Mr. Sanjines:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief